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NEWS FOR RELEASE: 4:00 P.M. EDT, TUESDAY, OCTOBER 16, 2001



CONTACTS:           Jonathan Lundy, Hydrogenics Corp. 905.361.3670
                    Joseph Lawrence, GM Communications  248.680.5999



GM AND HYDROGENICS ANNOUNCE

STRATEGIC PARTNERSHIP FOR FUEL CELL DEVELOPMENT

         TORONTO, OCTOBER 16, 2001 - General Motors Corporation (NYSE:GM) and Hydrogenics Corporation (NASDAQ: HYGS, TSE HYG) announced today that the two companies have formed a strategic alliance to accelerate the development of fuel cell technology into global commercial markets. The alliance will include shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding, and marketing strategies.

         As part of the agreement, GM will receive 11.3 million shares of Hydrogenics common stock, or approximately 24% of Hydrogenics' outstanding shares. Hydrogenics will also issue GM warrants to acquire an additional 2.4 million Hydrogenics common shares, bringing GM's stake to 28% of outstanding equity. GM will also appoint a representative to Hydrogenics' Board of Directors in conjunction with the alliance, resulting in the expansion of Hydrogenics' board from seven directors to eight.

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         "GM and Hydrogenics share a joint vision to commercialize fuel cell technology and develop the energy and propulsion systems that will use this technology," said Larry Burns, GM Vice President of research and development, and planning. "Hydrogenics offers innovative applications for fuel cells, and we believe we have added a key player to our GM team, bringing us one step closer to fuel cell commercialization."

         Pierre Rivard, Hydrogenics President and Chief Executive officer, added, "We are delighted to be partnering with the world's largest vehicle manufacturer and the world's leading developer of fuel cell technology. Our relationship with GM and the members of its world class innovation and technology team will significantly enhance our ability to penetrate markets across the transportation, stationary, and portable power spectrum. I am confident that our collective efforts will significantly accelerate the introduction of fuel cell vehicles and other products into commercial use."

         About Hydrogenics:

         Headquartered in Toronto, Hydrogenics develops and commercializes proton exchange membrane (PEM) fuel cell systems for clean power generation, including related subsystems and associated fuel cell diagnostic monitoring and control equipment. The company is applying the knowledge and expertise acquired from the development and manufacture of its proprietary FCATS(TM) line of fully automated test and control systems to the development of tomorrow's fuel cell power products.

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         About General Motors:

         General Motors (NYSE: GM), the world's largest vehicle manufacturer, designs, builds and markets cars and trucks worldwide. In 2000, GM earned $4.5 billion on sales of $184.6 billion. It employs about 386,000 people globally. General Motors is actively involved in fuel cell research and development. The company has demonstrated continuously improved mobile and stationary fuel cell applications, including the world's first gasoline processor, and has developed a fuel cell with the world's highest degree of power density.

         To further its fuel cell development, GM has established ownership positions and technical partnerships with leading companies in the field, including General Hydrogen, Quantum Technologies, and Giner Electrochemical Systems.

CONFERENCE CALL DETAILS

Hydrogenics will conduct a conference call to discuss the new corporate alliance with General Motors. The call will be simultaneously webcast live on Wednesday, October 17, 2001 at 10:00 a.m. EST / 7:00 a.m. PST. It will feature Pierre Rivard, President and CEO of Hydrogenics, and Raymond Pollard of GM.

Interested parties are invited to listen to the call live via the Hydrogenics corporate Web site, http://www.hydrogenics.com. Please go to the web site at least 15 minutes early to register, download, and install any necessary audio software. A replay of the call will be available on the Hydrogenics corporate site two hours after the completion of the conference call.

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This release contains forward-looking information that involves risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include the following:
(1) technological changes or changes in the competitive environment adversely affecting the products, markets, revenues, or margins of the companies' business; (2) changes in general economic, financial or business conditions adversely affecting the business or the markets in which the companies operate,
(3) the ability to attract and retain customers and business partners, and (4) dependency on third-party suppliers.